Equity Investment in Other Company (CelrunTV)

1. Information on CelrunTV
- Name of the Representative : Young-Min Kim
- Paid-in capital : KRW 6 billion
- Total number of shares issued : 1.2 million shares
- Major business : multimedia, database and online information services
- Location: Celrun Building, 36 Garak-dong, Songpa-gu, Seoul Korea

2. Description of equity investment

•	Amount of equity to be invested : KRW 5.5 billion

*	Paid-in capital of hanarotelecom incorporated : KRW 2, 316.7 billion

*	Ratio of the invested equity to the paid-in capital of hanarotelecom incorporated : 0.24%

•	Number of shares to be acquired : 780,000 shares (acquisition of old shares)

•	Shareholding ratio after the investment: 65%

•	Expected date of the investment : March 13, 2006

3. Reason for equity investment
- To lay the groundwork for growing into a ‘comprehensive media company’ by securing the platform for multimedia contents through a business partnership with CelrunTV
- To launch a commercial service of TV-based content-on-demand (TV-Portal service) during the second half of 2006 through the acquisition of CelrunTV, a company specializing in IP VOD service

4.	Others

•	The relevant information was disclosed on the website of the U.S. Securities and Exchange Commission on February 7, 2006.